UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 21, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Newlink Genetics Corporation

File No. 001-35342 - CF#33750

     Newlink Genetics Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 29, 2016, as amended on November 3, 2016.

     Based on representations by Newlink Genetics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through April 29, 2021
Exhibit 10.9	through April 29, 2021
Exhibit 10.10	through April 29, 2021

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary